Exhibit 99.1
China Finance Online Appoints Alex Xu as Chief Strategy Officer
BEIJING, May. 15 /Xinhua-PRNewswire/ — China Finance Online Co. Limited (Nasdaq: JRJC), a leading Chinese online financial information, data and analytics provider, today announced the appointment of Alex Xu as Chief Strategy Officer, effective on May 12th, 2008. Mr. Xu will report to Zhiwei Zhao, CEO of China Finance Online.
Mr. Xu will play an important role on implementing China Finance Online’s corporate strategy, developing the company’s capital market roadmap, and strengthening relationship between the Company and investment community, to build up long-term shareholders’ value.
“We are very excited to welcome Alex on board.” said Zhiwei Zhao, the Company’s CEO, “his unique understanding of capital market and his credibility with institutional investors will make him an exceptional asset for the Company, and his comprehensive knowledge of our company through prior research coverage should enable him to make immediate contribution to our corporate development. We believe this appointment will further strengthen our senior management team and accelerate the development of China Finance Online.”
“China Finance Online is a well run and promising company with a unique business model and an experienced and professional management team.” said Alex Xu, “Having watched significant progress China Finance Online has made over the past few years, especially the successful turnaround in 2006, I look forward to working with this exceptional management team to realize the company’s full potential and my knowledge and experience can help investors understand more about the company and enhance long-term shareholders’ value of China Finance Online.”
Mr. Xu brings over 6 years of experience in investment research and capital market, covering technology, consumer/service, and energy sectors. Most recently, he served as a Senior Vice President at Brean Murray, Carret & Co., a boutique investment bank in New York, responsible for research coverage of US listed Chinese companies. Prior to Brean Murray, Mr. Xu worked in research departments at Bank of America Securities LLC and UBS AG in New York. Mr. Xu earned his MBA degree with distinction from Cornell University, and is a CFA charterholder.
About China Finance Online Co. Limited
China Finance Online Co. Limited is the market leader in providing online financial and listed company data, information and analytics in China. Through its websites, www.jrj.com and www.stockstar.com, the company provides individual users with subscription-based service packages that integrate financial and listed company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd, the company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth Investment Company Limited, the company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.
For further information please contact:
Investor Relations

China Finance Online Co. Limited
Tel: (+86-10) 5832-5288
Email: ir@jrj.com

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